12014880

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
[2]9 2012
Washington DC
125

SEC FILE NUMBER
8-68736

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Motif Investing, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

400 S. El Camino Real, Suite 575
(No. and street)

San Mateo	**CA**	**94402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franco Cirelli **(650) 251-4418**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Franco Cirelli, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Motif Investing, Inc. as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Franco Cirelli

Date February 24, 2012

Title Fin Ops Principal

Signature ______________
Notary Public

MOTIF INVESTING, INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 18,126,384
RECEIVABLE FROM CLEARING BROKER	103,698
FIXED ASSETS	739,102
OTHER ASSETS	128,438
TOTAL	$ 19,097,622

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 160,211
Other liabilities	94,611
Total liabilities	254,822
STOCKHOLDERS' EQUITY:	
Common stock, $0.001 par value — issued, 10,828,611 and outstanding, 9,830,557 shares	10,829
Series A preferred stock, $0.001 par value — issued and outstanding, 10,129,658 shares	10,130
Series B preferred stock, $0.001 par value — issued and outstanding, 8,982,303 shares	8,982
Additional paid-in capital	26,092,557
Treasury stock	(2,000,000)
Deficit accumulated during the development stage	(5,279,698)
Total stockholders' equity	18,842,800
TOTAL	$ 19,097,622

See notes to statement of financial condition.

1. NATURE OF BUSINESS

Motif Investing, Inc. (the "Company"), founded in 2010, is in the process of developing patent-pending technology targeted to self-directed investors. The Company will allow individuals to make investment choices and decisions through its secure website upon its launch. The Company received approval to operate and conduct business as a broker-dealer in June 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Risks and Uncertainties — The Company is subject to all of the risks inherent in an early stage business operating in the securities industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, reliance on additional equity or debt issuances for funding of operations, dependence on the development of new technology and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, and the changing nature of the securities industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer demand, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of technology and services, would have a material adverse effect on the Company's business and operating results.

2. LIQUIDITY AND CAPITAL RESOURCES

To date the Company has not generated any revenues and has financed its operations and development primarily through private placements of preferred stock. As of December 31, 2011, the Company had cash and cash equivalents of $18,126,384. The Company believes its current capital resources are sufficient to support its operations through the next twelve months. Management intends to continue its development efforts and to finance operations of the Company through debt or equity financings. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms or at all.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — The Company is a development stage company as defined in Accounting Standards Codification (ASC) 915, *Development Stage Entities*, as it is devoting substantially all of its efforts to establishing a new business, and although planned principal operations have commenced, there has been no revenue related to planned principal operations. The Company is dependent upon significant financing for the working capital necessary to execute its business development plan.

Use of Estimates — The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivable from Clearing Broker — Securities transactions will be executed through another broker-dealer on a fully-disclosed basis when the Company becomes operational. The amounts receivable from the clearing broker represents a deposit.

Fair Value of Financial Instruments — Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

The Company's securities owned of $1,341 are valued based on Level 1 inputs as defined in ASC 820, *Fair Value Measurement* ("ASC 820"), which are inputs based on quoted prices in active markets.

	Total	Level I	Level II	Level III
Assets				
Equity Securities	$ 1,341	$ 1,341	$ -	$ -
Total assets	$ 1,341	$ 1,341	$ -	$ -

Impairment of Long-Lived Assets — The Company accounts for long-lived assets in accordance with ASC 360, *Property, Plant, and Equipment*. The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded.

Fixed Assets — Net — Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the respective assets, which range from three to five years, using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the useful life or the remaining life of the office lease. Repairs and maintenance costs are expensed as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts.

The Company capitalizes its costs to develop its website and internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that

are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

The Company capitalized website and internal-use software costs of $680,187 during the year ended December 31, 2011, which it had not yet commenced amortizing as of December 31, 2011.

Share-Based Payment — The Company accounts for all share-based payment transactions using a fair-value based measurement method required by ASC 718, *Compensation — Stock Compensation*. For the awards with performance conditions, the Company must assess the probability of the performance condition being achieved and, accordingly, if probable, recognizes the expense during the requisite service period.

4. FIXED ASSETS

Fixed Assets at December 31, 2011 consists of:

	2011
Leasehold improvements	$ 13,200
Furniture and equipment	78,602
Software development	680,187
Total fixed assets	771,989
Less — accumulated depreciation and amortization	(32,887)
Total fixed assets — net	$ 739,102

5. STOCKHOLDERS' EQUITY

Common Stock — During 2010, 9 million shares of common stock were issued in the initial capitalization of the Company. Early holders of common stock purchased the shares under the terms and conditions of a restricted stock purchase agreement which grants the Company the right, but not the obligation, to repurchase any shares which have not yet been released from the repurchase option at a price per share equal to the lesser of the fair market value and the original purchase price. In 2011, the Company repurchased 998,054 shares of common stock at a price of approximately $2.00 per share for a total of $2 million which is recorded as Treasury Stock.

Non-Redeemable Convertible Preferred Stock — Convertible preferred stock is issuable in series, with rights and preferences. In 2011, the Company issued approximately 8.9 million shares of Series B Preferred Stock at a price of $2.23 per share, raising net proceeds of approximately $20 million.

Stock Option Plan — In September 2010, the Company adopted a 2010 Equity Incentive Plan (the "2010 Plan"). Under the Company's amended and restated 2010 Plan, 4,223,960 shares of common stock are reserved for the issuance of Incentive Stock Options (ISO) to employees, officers, and advisors of the Company. The exercise price of an option is approved by the Board of Directors when the option is granted and may not be less than the fair market value of the shares on the date of grant. ISOs granted under the Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service and expire 10 years from the date of grant.

The Plan allows for early exercise of options prior to full vesting as determined by the Board of Directors. Unvested shares are subject to repurchase by the Company at not less than the original exercise price, upon termination of employment. At December 31, 2011, there were shares held by employees resulting from the exercise of stock options which were subject to repurchase.

A summary of the Company's stock option activity under the Plan is as follows:

	Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
Outstanding balance — September 27, 2010 (inception)	-	$ -	
Granted (weighted-average fair value of $0.02 per share)	614,373	0.04	
Outstanding balance — December 31, 2010	614,373	0.04	10 years
Granted (weighted-average fair value of $0.02 and $0.45 per share)	1,783,667	0.13	
Exercised	(1,828,611)	0.04	
Canceled or repurchased	(45,009)	0.04	
Outstanding balance — December 31, 2011	524,420	0.45	10 years
Available for future grant — December 31, 2011	1,870,929		

The aggregate intrinsic value of options exercised was not significant to the statement of financial condition as of December 31, 2011..

6. INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for loss carryforwards. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2011, the Company's deferred tax assets were fully offset by a valuation allowance.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's minimum net capital requirement, pursuant to the requirements for introducing brokers with proprietary trading activities, is $100,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2011, the Company's net capital was $17,975,059 which was $17,875,059 in excess of its minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .014 to 1 at December 31, 2011.

8. RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

Receivable from clearing broker ("Clearing Broker") is pursuant to the clearance agreement in effect. At December 31, 2011, the Company's receivable from Clearing Broker was $103,698, of which $100,000 was maintained as a clearing deposit.

9. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Broker as disclosed in Note 8. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivable from Clearing Broker is significant due to the financial stability of such financial institutions.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has lease agreements for office space under non-cancelable operating lease agreements. The last of these leases expires in 2014. The aggregate future minimum annual rental payments for office space under these lease agreements for the three years subsequent to December 31, 2011, are as follows:

Years Ending December 31	
2012	$225,513
2013	233,920
2014	37,507
	$496,940

11. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2011, the Company did not engage in related party transactions which would result in a material effect on the business.

12. SUBSEQUENT EVENTS

For the purposes of the statement of financial condition, management evaluated subsequent events through February 24, 2012, the date the statement of financial condition was available for issuance.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

February 24, 2012

Motif Investing, Inc.
San Francisco, California

In planning and performing our audit of the financial statements of Motif Investing, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Motif Investing, Inc.

(A Development Stage Company)
(SEC. I.D. No. 8-68736)

Statement of Financial Condition
as of December 31, 2011, and
Independent Auditors' Report and
Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) of the Securities and Exchange Commission (the "SEC").

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Motif Investing, Inc.:

We have audited the accompanying statement of financial condition of Motif Investing, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is in the development stage as of December 31, 2011. As discussed in Note 1 to the statement of financial condition, successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill its development activities, obtaining regulatory approval, and achieving a level of sales adequate to support the Company's cost structure.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Motif Investing, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2012